                                                                                                Exhibit 3.2a & 4.2a

                               Amendment to Section 1.01 of Article I of the By-Laws
                                          of O'Sullivan Industries, Inc.

         RESOLVED, that Section 1.01 of Article I of the By-Laws of the Corporation is
         hereby deleted and replaced with the following . . .:

                           1.01.    The "principal place of business" or "principal
                  business" or "executive" office or offices" of the corporation may be fixed and so designated from time to time by the Board of
                  Directors.  Until such time as it shall be changed by designation of the Board of Directors, the principal business office of the corporation shall be located at 10 Mansell Court East, Suite 100,
                  Roswell, Georgia 30076.